November 21, 2019

Michael Goettler
President
Upjohn Inc.
235 East 42nd Street
New York, NY 10017

       Re: Upjohn Inc.
           Registration Statement on Form S-4
           Filed October 25, 2019
           File No. 333-234337

Dear Mr. Goettler:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Questions and Answers about the Transactions, page 1

1. Please revise to add a question and answer to explain the significance of the parties structuring the transaction as a reverse merger with NewCo domiciled in Delaware as opposed to the Netherlands where Mylan has been domiciled since 2015. In particular, please discuss the role that corporate governance and taxation played in this decision. In this regard:

           We refer to Mylan's July 29, 2019 investor call and Mr. Coury's statements highlighting the role that "governance" and building the company "without interference" played in the decision to leave the United States in 2015 and his current readiness to "turn this company back over to shareholders." Accordingly, the disclosure should explain the governance concerns that led Mylan to conduct the
 Michael Goettler
FirstName LastNameMichael Goettler
Upjohn Inc.
Comapany 21, 2019
November NameUpjohn Inc.
Page 2
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FirstName LastName
              2015 inversion and the reasons why Mylan is now ready to change its approach to corporate governance and seeking shareholder approval to come back to the United
              States.
              We note that the combined company's historical financial statements will be those of
              Mylan N.V. Accordingly, please revise to discuss the tax implications of domiciling the combined company in the United States as opposed to the Netherlands and indicate whether taxation factored into this decision.

         In addition, please revise other sections of the document including, without limitation, the
         "Background of the Combination" section and "Mylan Board's Reasons for the
         Combination," to discuss the negotiations and decision to domicile the combined company in the United States.
Q. What will happen in the Distribution?, page 2

2. Revise to explain briefly the reason(s) why Pfizer may opt to effect the Distribution by way of a split-off. Indicate whether there is a material impact to the post-combination business or to Mylan shareholders if Pfizer opts for the split-off. If there are no impact, please revise to clarify this point.
Q. What will happen in the Combination?, page 3

3. Revise the second paragraph to clarify, if true, that you are describing the "Alternative
         Transaction" structure. Explain, if true, that Mylan holders could receive fewer shares in the Combination if this structure were adopted. With reference to the 15% rate referenced on page 138, revise to quantify the potential impact to the 43% Mylan shareholder stake referenced throughout the joint proxy statement/prospectus. Also, explain whether there would be a material impact to the post-combination business if the Alternative
         Transaction structure were utilized.
Exclusive Forum, page 76

4. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation, including any
         "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that
Section 27 of the
         Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
         Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
 Michael Goettler
Upjohn Inc.
November 21, 2019
Page 3
Background of the Combination, page 90

5. Please revise the Background section to provide disclosure concerning material issues discussed and key terms negotiated during the May 2 to June 13 timeframe. In this regard, we note that the disclosures concerning the first six weeks of the discussions/negotiations do not address any material transaction terms beyond that the parties were considering a Reverse Morris Trust transaction.
6. Further to the comment above, please revise the disclosure concerning the initial May 2,
         2019 meeting between Messrs. Boula and Coury regarding a potential combination transaction. In this regard, we note that the disclosure is limited to a single sentence.
         Similarly, please revise to explain the contents of the "informational materials regarding the Upjohn Business and a potential combination of Mylan and the Upjohn Business"
         which Pfizer provided to Mylan on May 7, 2019.
7. Please revise the Background section so that it is clear where each party stood with respect to material transaction terms during the course of the three-month negotiations. For instance, when discussing meetings between the parties or their advisers, identify the party that proposed a material transaction term and indicate whether the other party agreed and/or proffered a counter proposal.
8. We note that the Background section discusses the meetings and deliberations of the
         Mylan Board and Mylan's Strategic Review Committee from May 2 through June 26;
         however, the disclosure does not similarly discuss any meetings or deliberations conducted by Pfizer's Board or its executives. Please revise or advise.
9. With reference to the mid-July 2019 entries, please discuss the magnitude of the pre-
         Distribution liabilities of the UpJohn Business at issue and the reason(s) why the parties changed course on whether the combined company would assume these liabilities.
10. With reference to the July 12, 2019 entry, we note disclosure referencing the "treatment of certain potential Mylan liabilities." Please revise to clarify what liabilities were at issue and how the parties negotiated the treatment of these liabilities.
11. Revise the July 24-26 and July 26-28 entries to identify the unresolved transaction terms.
12. With reference to Mylan's July 29, 2019 investor call, please discuss the decision and any negotiations concerning establishment of NewCo's dividend policy. Your discussion should also cover any negotiations concerning the initial size of the dividend.
Opinions of Mylan's FinancialGoettler page 101
FirstName LastNameMichael Advisors,
Comapany NameUpjohn with all materials, including any board books provided by Centerview
13.    Please provide us Inc.
November 21, 2019 Page 3the Mylan board.
       and PJT Partners to
FirstName LastName
 Michael Goettler
FirstName LastNameMichael Goettler
Upjohn Inc.
Comapany 21, 2019
November NameUpjohn Inc.
Page 4
November 21, 2019 Page 4
FirstName LastName
Business Combination Agreement, page 142

14. Please revise your disclosure here and elsewhere as applicable to discuss Section 8.26 of the agreement and clarify material risks to the NewCo entity, particularly in light of the
         Legal Proceedings disclosure from Mylan's Form 10-Q for the period ended
         September 30, 2019. In this regard, the Section 8.26 provision would appear to magnify the impact of any future legal Losses by requiring NewCo to pay an additional cash amount to Pfizer equal to 57% of the Loss resulting from the third-party action. Also, please re-file Annex A to include Section 8.26 of Mylan's Disclosure Schedule or explain why this information is not material to investors.
Post-Combination Governance and Management, page 164

15. We refer to Mylan's June 21, 2019 Form 8-K filing concerning the Mylan Board's on-
         going consideration of the views and perspectives expressed by shareholders to extend the scope of the company's clawback policy. Please revise the joint proxy/prospectus to indicate whether Newco has a clawback policy and, if applicable, discuss the key features of this policy and any differences with Mylan's existing policy. Given the determination that Mylan is the accounting acquirer and that the historical financial statements of the combined company will be those of Mylan, please revise here and elsewhere, as applicable, to discuss whether consummation of the Combination Transaction would prevent the ability to clawback compensation from Mylan executives in the future.
Specified Purchase Agreement, page 182

16. Please revise to discuss Meridian Medical Technologies, including its business focus and size, and also clarify the status of negotiations concerning the potential consideration to be paid. In this regard, please clarify your disclosure that "(t)he terms of the Specified
         Purchase Agreement (if executed) would reflect substantially similar terms as the
         Business Combination Agreement and the Separation and Distribution Agreement, but
         taking into account differences between the Upjohn Business and the Meridian Medical
         Technologies business."
Unaudited Pro Forma Condensed Combined Financial Information, page 256

17. Please address the following regarding your presentation of the $12 billion distribution payment to Pfizer and the reimbursement feature for certain Mylan liabilities as described in Section 8.26 of Business Combination Agreement:
           Revise the narrative introduction section to the Pro Formas as well as the relevant Pro
             Forma footnotes to clearly disclose that you are excluding the $12 billion distribution payment to Pfizer from your computation of the merger consideration, and explain to the reader the reasons for such treatment here. Clearly identify for the reader how the
             $12 billion is being reflected in the Pro Forma adjustments. Revise the narrative introduction as well as the relevant Pro Forma footnotes to
             discuss the terms and impact of the reimbursement feature in
Section 8.26 to confirm,
 Michael Goettler
FirstName LastNameMichael Goettler
Upjohn Inc.
Comapany 21, 2019
November NameUpjohn Inc.
Page 5
November 21, 2019 Page 5
FirstName LastName
              if true, that this feature is not reflected in the historical financial statements or the Pro
              Forma adjustments. Identify the nature of the liabilities covered by this section. To the extent you determined that such adjustments would be prohibited by Regulation
              S-X, disclose that fact.
              Similarly, revise your Calculation of the Combination Consideration on page 89 and your Accounting Treatment section on page 125 to disclose both the treatment of the
              $12 billion cash distribution as well as the reimbursement provisions of Section 8.26.
              Clearly identify how each of these provisions affects the purchase price and the exchange ratio, and identify the nature of the liabilities covered by this section.
Newco Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2019, page 258

18.      Please address the following regarding your pro forma presentation:
           Provide us a complete analysis of your accounting treatment of the Reverse Morris
             Trust transaction including the determination of the accounting acquirer and consideration exchanged. Refer us to the technical guidance upon which you relied including your consideration of ASC 805-10-55-11 through 55-15 and ASC 805-40-
             45.
           Demonstrate your restatement of the equity structure of Mylan using the exchange ratio established in the merger agreement.
           Provide us with your calculation of the weighted-average number of shares outstanding as multiplied by the exchange ratio in the merger agreement.
           As discussed on page 3, at Pfizer's option, shares of Newco stock will be distributed to its shareholders by way of either a spin-off or a split-off. You disclose that currently a spin-off structure is expected. Revise the introduction section on page
             256 as well as your Accounting Treatment section on page 125 to explain the planned accounting treatment for a hypothetical split-off, and revise page 256 to disclose its potential impact on your pro forma presentation.
           Similarly, you disclose on page 3 that if the Mylan Merger is not consummated within the identified parameters, the combination will occur through an alternative structure. Revise the Accounting Treatment section and Pro Forma introductory narrative to explain how the accounting for that alternative structure would be different from your current structure.
Condensed Combined Statements of Equity, page F-6

19. Please revise to more clearly describe the business purpose of transactions included in the caption, "net transfers to Pfizer", and provide a breakdown quantifying and describing material components of this caption for each period presented, including the impact of your adoptions of new accounting guidance as referred to in Note (a). Exhibits

20. With reference to page 141, please file the bridge loan facility as an exhibit.
 Michael Goettler
Upjohn Inc.
November 21, 2019
Page 6
21. According to your disclosure, you omitted schedules from exhibits 2.1 and 2.2. Please file a list briefly identifying the contents of all omitted schedules or similar supplements as required by Item 601(b)(2) of Regulation S-K.
General

22. We note your disclosures on pages 277-284 comparing of the existing rights of Mylan shareholders against the prospective rights of NewCo stockholders. For each provision highlighted in this section, please provide us an analysis explaining why Mylan is not presenting the applicable NewCo provision as a separate proposal to its shareholders. For example, and without limitation, we note that the reverse merger transaction would:
         change voting thresholds necessary to amend governing documents; alter the board structure; adopt a stockholder rights plan; indemnify directors and officers; and change the forum where claims may be brought. For guidance, please refer to Rule 14a-4(a)(3) and
         Compliance and Disclosure Interpretations Regarding Unbundling under Rule 14a-4(a)(3)
         in the M&A Context (Updated October 27, 2015).
23. We note that "Proposal 1: Approval of the Combination Proposal" contains five separate resolutions. Please provide us an analysis explaining why Mylan does not present the fourth resolution concerning approval of the "Alternative Transaction Structure" as a separate voting matter. In this regard, the disclosure on page 138 and 145 suggests that
         Mylan shareholders could receive materially less merger consideration in the form of
         NewCo stock in the event that the merger parties were to utilize this "Alternative
         Transaction Structure" as opposed to the preferred "Mylan Newco Liquidation
         Distribution" structure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Franklin Wyman at 202-551-3660 or Kevin W. Vaughn, Accounting
Branch Chief, at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at 202-551-6262 or Celeste
Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.



FirstName LastNameMichael Goettler                             Sincerely,
Comapany NameUpjohn Inc.
November 21, 2019 Page 6                                       Division of
Corporation Finance
FirstName LastName                                             Office of Life
Sciences